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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

One Oxford Centre, Suite 3300, 301 Grant Street
Pittsburgh, Pennsylvania 15219

(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

CONTENTS

Page
Report of independent auditors	2
Financial statements
Statements of net assets available for benefits	3
Statements of changes in net assets available for benefits	4
Notes to financial statements	5 - 7
Supplementary information
Schedule H:
Line 4i—Schedule of Assets (Held at End of Year)	8
Line 4j—Schedule of Reportable Transactions	9
Signature	10
Index to Exhibits	11

REPORT OF INDEPENDENT AUDITORS

Benefits Administration Committee
Equitable Resources, Inc. Savings and Protection Plan

        We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania May 2, 2003

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2002	2001
Investments, at fair value:
Mutual funds	$6,659,370	$8,458,231
Common/collective trusts	3,104,251	2,540,736
Employer Stock Fund	1,048,082	913,197
Participant loans	442,902	440,241

Net assets available for benefits	$11,254,605	$12,352,405

See accompanying notes

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2002	2001
Additions:
Investment income:
Interest and dividends	$263,924	$431,338
Interest on participant loans	38,028	36,546

Total investment income	301,952	467,884
Net depreciation in fair value of investments	(1,602,522)	(1,515,503)
Contributions:
Matching	122,248	93,649
Contract	981,489	983,878

Total contributions	1,103,737	1,077,527

Total additions	(196,833)	29,908
Deductions:
Withdrawals by participants	878,756	2,242,491
Other	1,614	3,544
Transfers to affiliated plan	20,597	(79,385)

Total deductions	900,967	2,166,650

Net decrease in net assets available for benefits	(1,097,800)	(2,136,742)
Net assets available for benefits:
At beginning of year	12,352,405	14,489,147

At end of year	$11,254,605	$12,352,405

See accompanying notes

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2002

1.    Description of Plan

        The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

        All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

        Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. Prior to January 1, 1999, the matching contribution followed the participant's contract contribution. Effective January 1, 1999, the matching contribution will be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

  Rollover Contributions

        Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

  Vesting

        Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

        If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

Years of Continuous Service	Vested Interest
One year	33%
Two years	66%
Three years	100%

        Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

        Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

  Withdrawals by Participants

        Payments to participants are made in one of the following ways, subject to certain limitations: a single sum payment, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his designated beneficiary.

  Loans to Participants

        A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested balance of a participant's account.

  Administrative Expenses

        The plan sponsor pays administrative expenses associated with the Plan except for investment management fees which are paid by the Plan.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

  Investments

        The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 29,911 and 26,804 shares of Company common stock at December 31, 2002 and 2001, respectively.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

        Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2002	2001
The George Putnam Fund of Boston	$1,111,475	$1,259,491
The Putnam Fund for Growth & Income	1,981,495	2,820,411
Putnam Voyager Fund	1,760,876	2,491,965
Employer Stock Fund*	1,048,082	913,197
Putnam Stable Value Fund	2,874,648	2,401,442

*
Nonparticipant-directed

        The Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for the Year ended December 31
	2002	2001
Investments at fair value as determined by quoted market prices:
Registered investment companies	$(1,609,487)	$(1,493,551)
Company stock	6,904	(23,760)
Common/collective trusts	61	1,808

	$(1,602,522)	$(1,515,503)

        Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2002	2001
Net asset:
Employer Stock Fund	$1,048,082	$913,197

Changes in net assets:
Dividend and interest income	$17,989	$16,911
Net appreciation (depreciation) in fair value of investment	6,904	(23,760)
Employer contributions	13,889	22,665
Employee contributions	52,611	49,771
Withdrawals by participants	(37,923)	(31,619)
Expenses	—	(80)
Interfund transfers	85,212	129,202
Other	(3,797)	13,366

Net increase	$134,885	$176,456

4.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN

Plan No. 206    EIN: 25-0464690
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Putnam Bond Index Fund	Common/collective trust	(a)	$209,129
	Alger Mid Cap Retirement Fund	Mutual fund	(a)	74,970
	Equitable Life Insurance	Mutual fund	(a)	86
	Pimco Total Return Administrative Fund	Mutual fund	(a)	185,123
	Alger Small Cap Retirement Fund	Mutual fund	(a)	2,355
	Neuberger Berman Genesis Trust	Mutual fund	(a)	168,413
*	The George Putnam Fund of Boston	Mutual fund	(a)	1,111,475
*	The Putnam Fund for Growth & Income	Mutual fund	(a)	1,981,495
*	Putnam Investors Fund	Mutual fund	(a)	7,036
*	Putnam Income Fund	Mutual fund	(a)	457,671
*	Putnam Global Equity Fund	Mutual fund	(a)	368
*	Putnam Vista Fund	Mutual fund	(a)	36,256
*	Putnam Voyager Fund	Mutual fund	(a)	1,760,876
*	Putnam Growth Opportunities Fund	Mutual fund	(a)	12,795
*	Putnam OTC & Emerging Growth Fund	Mutual fund	(a)	424
*	Putnam Asset Allocation—Growth Portfolio	Mutual fund	(a)	148,804
*	Putnam Asset Allocation—Balanced Portfolio	Mutual fund	(a)	158,892
*	Putnam Asset Allocation—Conservative Portfolio	Mutual fund	(a)	102,121
*	Putnam S&P 500 Index Fund	Common/collective trust	(a)	20,474
*	Putnam International Growth Fund	Mutual fund	(a)	450,210
	Loan Fund	Mutual fund	(a)	442,902
*	Equitable Resources Common Stock Fund	Employer securities—common shares	$910,092	1,048,082
*	Putnam Stable Value Fund	Common/collective trust	(a)	2,874,648

				$11,254,605

(a)
Cost information not required as per Special Rule for certain participant-directed transactions.

*
Party-in-interest to the Plan.

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN

Plan No. 206    EIN: 25-0464690
Schedule H, Line 4j—Schedule of Reportable Transactions
Year ended December 31, 2002

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

        There were no category (i), (ii), (iii) or (iv) reportable transactions during 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN (Name of Plan)
	By	/s/ David J. Smith David J. Smith Plan Administrator
June 27, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.
23	Consent of Independent Auditors	12
99	Certification by David J. Smith and David L. Porges pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	13

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CONTENTS
REPORT OF INDEPENDENT AUDITORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002
SUPPLEMENTARY INFORMATION
EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)  December 31, 2002
EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN
Schedule H, Line 4j—Schedule of Reportable Transactions Year ended December 31, 2002
SIGNATURE
INDEX TO EXHIBITS